EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215425 on Form S-3, and Registration Statement No. 333-129422, 333-176090, 333-195902 and 333-206457 on Form S-8 of our reports dated February 28, 2019, relating to the consolidated financial statements and financial statement schedules of PG&E Corporation and subsidiaries (the “Company”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding certain conditions that give rise to substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter paragraph concerning the bankruptcy proceedings), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of PG&E Corporation for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

February 28, 2019